SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*


                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                                  RubinBaum LLP
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 16, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


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


                                  SCHEDULE 13D


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   CUSIP NO.                                                    Page 2 of 4
  M40868107
  ----------                                                    -----------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Arie Genger
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC,  PF, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States and Israel
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  NUMBER OF
   SHARES        7  SOLE VOTING POWER                 2.146,772(1)(3)
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       8  SHARED VOTING POWER               5,500(2)(3)
   EACH          ---------------------------------------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER            2,146,772(1)(3)
  PERSON         ---------------------------------------------------------------
   WITH          10 SHARED DISPOSITIVE POWER          5,500(2)(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,152,272(1)(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.3%

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14   TYPE OF REPORTING PERSON*

               IN
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(1) Includes, in addition to Mr. Genger's personal holdings, 816,547 shares held by corporations controlled directly or indirectly by Mr. Genger and currently exercisable stock options for 1,300,000 shares held by Mr. Genger.

(2) Consists of 4,000 shares beneficially owned by Mr. Genger's spouse and 1,500 shares beneficially owned by an adult child of Mr. Genger who is a student, as to all of which shares Mr. Genger disclaims beneficial ownership.

(3) Does not include 2,500 shares beneficially owned by a trust for the benefit of an adult child of Mr. Genger who is a student, as to which shares Mr. Genger has no voting or investment control.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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


     This Amendment No. 20 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999, Amendment No. 8 filed on May 21, 1999, Amendment No. 9 filed on June 2, 1999, Amendment No. 10 filed on June 3, 1999, Amendment No. 11 filed on June 16, 1999, Amendment No. 12 filed on June 17, 1999, Amendment No. 13 filed on June 18, 1999, Amendment No. 14 filed on June 21, 1999, Amendment No. 15 filed on June 22, 1999, Amendment No. 16 filed on June 24, 1999, Amendment No. 17, filed on August 8, 2000, Amendment No. 18 filed on October 5, 2000 and Amendment No. 19 filed on June 20, 2001 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger" or the "Reporting Person"). The Schedule 13D, as previously amended, was, and the Amendment is being, filed with respect to the Ordinary Shares, par value NIS
0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company").

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     At the July 16, 2001 Annual General Meeting of shareholders of the Company (the "Annual Meeting"), Genger was elected a director of the Company. Effective upon such election, Genger had been appointed by the Board of Directors of the Company as Vice Chairman of the Board of Directors.

     See Item 5 below for a description of option grants to Genger, which could result in his acquisition of additional Shares.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Person does not have any present plans or proposals which relate to or would result in (although he reserves the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) Items 5(a) and (b) of the Schedule 13D are hereby amended and supplemented as follows:

     Reference is made to the information contained in Items 7-13 of the Reporting Person's cover page for the updated aggregate number and percentage of total outstanding Shares beneficially owned by the Reporting Person. The percentage is calculated pursuant to the final sentence of Rule
13d-3(d)(1)(i)(D) based upon 33,070,391 Shares outstanding as of May 17, 2001, as reported in the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2001.

     (c) Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

     Pursuant to shareholder approval at the Annual Meeting: (i) Genger received immediately exercisable options for 300,000 Shares at an exercise price of $10.90 per Share having a

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


February 22, 2011 termination date, granted under the Company's 2000 Share Option Plan; and (ii) his vesting in previously granted options for 500,000 Shares at an exercise price of $8.50 per Share was accelerated to July 16, 2001 (previously 250,000 would have become exercisable on April 17 in each of 2002 and 2003). The termination date for these options, which (together with previously vested options for another 500,000 Shares having the same exercise price and termination date) were granted under the Company's 1999 Share Option Plan in connection with an employment agreement entered into by Genger effective April 28, 2000, is June 30, 2010. However, the 500,000 options whose vesting was accelerated are subject to a lock-up arrangement regarding the underlying Shares, which allows Genger to sell the Shares in accordance with the original vesting schedule, except for the sale of any amount of Shares necessary to enable a cashless exercise.

     During the past 60 days, the Reporting Person's controlled corporation, ES Holdings USA Inc., sold in the open market 125,000 Shares on June 22, 2001 at an average price of $31.23 per Share and 13,000 Shares on June 28, 2001 at $29.25 per Share (in addition to a transaction previously reported in Amendment No.
19 to the Schedule 13D).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 5(c) above for a description of option grants from the Company to Genger and related agreements and matters, including a lock-up agreement as to certain of the Shares issuable upon exercise of certain of the options.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2001
                                                   /s/  Arie Genger
                                                   -----------------------------
                                                   Arie Genger



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